Exhibit 99.1

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2023, AND DECEMBER 31, 2022

AND FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	June 30,	December 31,
	2023	2022
	UNAUDITED	AUDITED
ASSETS
Current assets:
Cash and cash equivalents	$25,155	$24,827
Accounts receivable, net of allowance for credit losses of $15,277 and $14,067, respectively	30,444	30,858
Amount due from related parties	2,444	2,366
Other receivables	24,294	41,958
Inventories, net	66,471	27,218
Prepaid expenses and other current assets	16,540	16,345
Total current assets	165,348	143,572
Property, plant, and equipment, net	107,427	100,527
Right-of-use assets	12,185	10,430
Goodwill	48,298	45,898
Intangible assets, net	3,867	3,723
Other assets, noncurrent	4,511	3,014
Total assets	$341,636	$307,164

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Lines of credit – working capital	$50,417	$46,954
Lines of credit – wheat inventories	139,746	137,457
Accounts payable	65,426	27,295
Accrued expenses	17,881	18,974
Contract liabilities	796	540
Current portion of long-term debt	6,031	5,417
Forward currency contracts liability	1,614	-
Contingent consideration liability	1,268	1,260
Other liabilities, current	213	284
Total current liabilities	283,392	238,181
Long-term debt	9,237	9,828
Loan from related party	1,399	1,801
Deferred tax liabilities	13,218	12,399
Other liabilities	27	-
Total liabilities	307,273	262,209
Commitments and contingencies (Note 19)

Stockholders’ equity:
Preferred Shares; $0.001 par value; 1,000,000 authorized, — and — issued and outstanding, at June 30, 2023 and December 31, 2022, respectively	$-	$-
Ordinary shares, $0.001 par value; 100,000,000 authorized; 26,879,202 and 26,879,102 issued and outstanding, at June 30, 2023 and December 31, 2022, respectively	27	27
Class Z ordinary shares, $0.001 par value; 30,000,000 authorized; — and 29,999,990 issued and outstanding, at June 30, 2023 and December 31, 2022, respectively	-	30
Additional paid-in capital	143,693	143,658
Accumulated deficit	(111,300)	(102,678)
Accumulated other comprehensive loss	(5,272)	(2,984)
Non-controlling interest	7,215	6,902
Total Stockholders’ equity	34,363	44,955
Total liabilities and Stockholders’ equity	$341,636	$307,164

The accompanying notes are an integral part of these condensed consolidated financial statements.

2

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(UNAUDITED)

(In thousands, except share and per share data)

	Six months ended
	June 30,	June 30,
	2023	2022

Revenues	$145,616	$154,992
Cost of sales	131,969	139,881
Gross profit	13,647	15,111

Operating expenses:
Selling, general and administrative expenses	15,024	14,696
Total operating expenses	15,024	14,696
Operating (loss) income	(1,377)	415
Other expense (income):
Interest income	(55)	-
Interest expense	6,529	4,857
Change in fair value of derivatives and contingent consideration	1,579	405
Foreign exchange (gain) loss	(1,500)	1,913
Total other expense	6,553	7,175
Loss before taxes	(7,930)	(6,760)
Income tax expense	646	1,605
Net loss	(8,576)	(8,365)
Net income (loss) attributable to noncontrolling interest	46	(120)
Net loss attributable to the Company	$(8,622)	$(8,245)

Loss per ordinary shares outstanding – basic and diluted	$(0.32)	$(0.39)

Weighted average number of shares outstanding - basic and diluted	26,879,114	21,566,289

Net loss	(8,576)	(8,365)
Other comprehensive loss net of tax:
Foreign currency translation adjustments	(2,021)	(6,517)
Total other comprehensive loss	(2,021)	(6,517)
Comprehensive loss	(10,597)	(14,882)
less: Comprehensive income (loss) attributable to non-controlling interest	313	(751)
Comprehensive loss attributable to the Company	$(10,910)	$(14,131)

The accompanying notes are an integral part of these condensed consolidated financial statements.

3

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(UNAUDITED)

(In thousands, except share and per share data)

	Ordinary shares		Class Z Ordinary shares		Additional paid-in	Accumulated	Accumulated Other Comprehensive	Non-Controlling	Total Stockholders’
	Shares	Amount	Shares	Amount	capital	Deficit	Income (Loss)	Interest	Equity

Balance, January 1, 2022	20,555,595	$21	-	$-	$119,979	$(83,550)	$3,685	$7,517	$47,652
Merger and recapitalization	6,256,055	6	29,999,990	30	31,221	-	-	-	31,227
Transaction costs	-	-	-	-	(2,606)	-	-	-	(2,606)
Derivative liability for forward purchase agreement	-	-	-	-	(4,685)	-	-	-	(4,685)
Net loss	-	-	-	-	-	(8,245)	-	(120)	(8,365)
Foreign exchange loss	-	-	-	-	-	-	(5,886)	(631)	(6,517)
Balance, June 30, 2022	26,811,650	$27	29,999,990	$30	$143,909	$(91,795)	$(2,201)	$6,766	$56,706

Balance, January 1, 2023	26,879,102	$27	29,999,990	$30	$143,658	$(102,678)	$(2,984)	$6,902	$44,955
Shares repurchased and retired	-	-	(29,999,990)	(30)	-	-	-	-	(30)
Shares issued upon exercise of warrants	100	-	-	-	1	-	-	-	1
Share-based compensation	-	-	-	-	34	-	-	-	34
Net (loss) income	-	-	-	-	-	(8,622)	-	46	(8,576)
Foreign exchange (loss) gain	-	-	-	-	-	-	(2,288)	267	(2,021)
Balance, June 30, 2023	26,879,202	$27	-	$-	$143,693	$(111,300)	$(5,272)	$7,215	$34,363

The accompanying notes are an integral part of these condensed consolidated financial statements.

4

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

(In thousands, except share and per share data)

	Six months ended
	June 30,	June 30,
	2023	2022
Cash flows from operating activities:
Net loss	$(8,576)	$(8,365)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation of property, plant and equipment	2,009	2,185
Amortization of intangible assets	68	55
Amortization of right-of-use assets	488	556
Bad debt expense	413	616
Change in fair value of derivatives and contingent consideration	1,579	405
Share-based compensation	34	-
Deferred income taxes	124	239
Changes in operating assets and liabilities:
Accounts receivable	1,720	(2,171)
Other receivables	19,464	(17,173)
Prepaid expenses and other current assets	467	(3,608)
Inventories	(36,975)	(22,620)
Other assets, noncurrent	(1,246)	(1,221)
Accounts payable	35,834	13,881
Other payables and liabilities	(4,665)	(12,912)
Net cash provided by (used in) operating activities	10,738	(50,133)
Cash flows from investing activities:
Purchases of property, plant, and equipment	(4,121)	(3,168)
Sales of property, plant, and equipment	5	100
Additions to intangible assets	(71)	(124)
Net cash used in investing activities	(4,187)	(3,192)
Cash flows from financing activities:
Cash acquired in merger and recapitalization	-	13,966
Proceeds from forward share purchase agreement	-	19,441
Proceeds from convertible bonds issued	-	11,000
Proceeds from exercise of warrants	1	-
Transaction costs	-	(2,606)
Stockholder loans	-	(100)
Borrowings on financial debt	193,253	183,289
Repayments on financial debt	(197,185)	(147,833)
Net cash (used in) provided by financing activities	(3,931)	77,157
Effect of exchange rate changes on cash and cash equivalents	(2,292)	(1,929)
Net increase in cash and cash equivalents	328	21,903
Cash and cash equivalents, beginning of period	24,827	14,393
Cash and cash equivalents, end of period	$25,155	$36,296

Non-cash financing activities:
Shares repurchased and retired	$30	$-
Forward share purchase agreements	$-	$4,685
Contingent consideration liability	$-	$1,308
Conversion of convertible bonds into ordinary shares	$-	$11,796
Consideration and accrued interest paid to selling stockholder in ordinary shares	$-	$15,167

Supplemental cash flow disclosures:
Interest paid	$8,266	$5,288
Net income taxes paid	$522	$1,366

The accompanying notes are an integral part of these condensed consolidated financial statements

5

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2023

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Nature of Operations - Forafric Global PLC and Subsidiaries (the “Company”, “we”, “us” or “our”), formerly known as Forafric Agro Holdings Limited, through its subsidiaries is a market leader in the milling industry in Morocco, with a complete offering of flours and semolina, secondary processing products including pasta and couscous, rice, and starches (“Milling Business”).

These condensed consolidated financial statements are the condensed consolidated financial statements of the Company and its subsidiaries, each of which is controlled, and is based on the financial position and results of operations of the Company as a standalone company. Intercompany balances and transactions between consolidated entities have been eliminated. Refer to Note 21 — Related Parties for further information regarding the Company’s related party transactions.

On June 9, 2022 (the “Closing Date”), Forafric Agro Holdings Limited (“FAHL”), consummated the previously announced business combination and related transactions pursuant to a securities purchase agreement, dated December 19, 2021 (“Business Combination Agreement”) which provides for the Business Combination (as defined below) between FAHL and Globis Acquisition Corp., a Delaware corporation (“Globis”).

Description of the Business Combination - In accordance with the Business Combination Agreement, the consummation of the following series of separate transactions took place (collectively, the “Business Combination”): (i) Globis formed a new holding company, Globis NV Merger Corp., a Nevada corporation (“Globis Nevada”), which changed its jurisdiction of incorporation by transferring by way of a redomiciliation and domesticating as a Gibraltar private limited company known as “Forafric Global Limited” (the “Redomiciliation”) and, following the Redomiciliation, altered its authorized and issued share capital and thereafter re-registering as a Gibraltar public company limited by shares and changed its name to “Forafric Global PLC” (referred to herein as “New Forafric”); (ii) New Forafric formed a new wholly-owned subsidiary, Globis NV Merger 2 Corp., a Nevada corporation (“Merger Sub”); (iii) Globis merged with and into Merger Sub, with Merger Sub surviving (the “Merger”); (iv) an agent was appointed to act on behalf of Globis stockholders such that, subject to and immediately following the completion of the Merger, the agent entered into a contribution and subscription agreement with New Forafric (the “Contribution Agreement”) pursuant to which the issued and outstanding shares of common stock of Merger Sub issued pursuant to the Merger will be exchanged (the “Exchange”), on a one-for-one basis, for ordinary shares, nominal value $0.001 per share, of New Forafric (the “Ordinary Shares”); and (v) on June 9, 2022, New Forafric acquired 100% of the equity interests in FAHL from Lighthouse Capital Limited (“Seller”) and FAHL became a direct subsidiary of New Forafric.

Accounting Treatment - While the legal acquirer in the Business Combination is Globis, for financial accounting and reporting purposes under accounting principles generally accepted in the United States of America (“U.S. GAAP”), FAHL is the accounting acquirer with the Business Combination accounted for as a “reverse recapitalization.” A reverse recapitalization does not result in a new basis of accounting, and the financial statements of the combined entity represent the continuation of the financial statements of FAHL. Under this accounting method, Globis is treated as the “acquired” company and FAHL is the accounting acquirer, with the transaction treated as a recapitalization of FAHL. Globis’ assets, liabilities and results of operations were consolidated with FAHL beginning on the date of the Business Combination.

Except for certain derivative liabilities the assets and liabilities of Globis were recognized at historical cost and were not material, with no goodwill or other intangible assets recorded. The derivative liabilities, which are related to forward share purchase agreements and contingent consideration, were recorded at fair value. The consolidated assets, liabilities, and results of operations of FAHL became the historical financial statements, and operations prior to the closing of the Business Combination presented for comparative purposes are those of FAHL. Pre-Combination shares of common stock were converted to shares of common stock of the combined company using the conversion ratio of 0.1713 and for comparative purposes, the shares and net loss per share of FAHL, prior to the Business Combination, have been retroactively restated using the conversion ratio.

6

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Continued)

Basis of Presentation - The accompanying Unaudited Condensed Consolidated Financial Statements have been prepared in accordance with US GAAP for interim financial information. Accordingly, they do not include all of the information and disclosures required by accounting principles generally accepted in the United States of America for annual financial statements. In the opinion of management, such statements include all adjustments (consisting only of normal recurring items) which are considered necessary for a fair presentation of the Unaudited Condensed Consolidated Financial Statements of the Company as of June 30, 2023, and for the six months ended June 30, 2023, and 2022. The results of operations for the six months ended June 30, 2023, and 2022 are not necessarily indicative of the operating results for the full year. It is suggested that these Unaudited Condensed Consolidated Financial Statements be read in conjunction with the financial statements and notes thereto for the year ended December 31, 2022. The Balance Sheet as of December 31, 2022, has been derived from the Company’s audited Financial Statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant Accounting Policies – The significant accounting policies used in preparing these condensed consolidated financial statements were applied on a basis consistent with those reflected in our consolidated financial statements that are included in the annual report on Form 20-F for the year ended December 31, 2022 that was filed with the SEC on May 1, 2023.

Use of Estimates - The preparation of our consolidated financial statements in conformity with GAAP requires management to use judgment to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of net sales and expenses during the reporting period. Significant accounting policy elections, estimates and assumptions include, among others, allowance for credit losses, valuation assumptions of goodwill and intangible assets, useful lives of long-lived assets, and measurement of income tax assets. Given the uncertainty of the global economic environment and the impact of COVID-19, our estimates could be significantly different than future performance. Actual results could differ from these estimates. Historically, the aggregate differences, if any, between our estimates and actual amounts in any year have not had a material effect on our consolidated financial statements.

Principles of Consolidation – The accompanying consolidated financial statements include all entities controlled by the Company after reflecting the Restructuring previously described.

Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity that most significantly impact the entity’s economic performance and the obligation to absorb losses or the right to receive the benefits from its activities that could potentially be significant to the entity. In assessing control, potential voting rights that are currently exercisable or convertible are considered. The accounts of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Share-Based Compensation - Share-based awards principally comprise of stock options and cash-settled stock options, referred to as “phantom options”. Share-based awards are generally issued to certain senior management personnel. Share-based compensation cost (other than phantom options) is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service period, which is the vesting period, on a straight-line basis. Our phantom options are accounted for as liability awards and are re-measured at fair value each reporting period with compensation expense being recognized over the requisite service period.

The Company uses the Black-Scholes option pricing model to determine the grant date fair value of its stock options and phantom options, respectively, as well as the fair value at each reporting period for liability classified awards. This model requires the Company to estimate the expected volatility and the expected term of the stock options, which are highly complex and subjective variables. The Company uses an expected volatility of its stock price during the expected life of the options that is based on the historical performance of the Company’s stock price as well as including an estimate using similar companies. The expected term is computed using the simplified method as the Company’s best estimate given its lack of actual exercise history. The Company has selected a risk-free rate based on the implied yield available on U.S. Treasury securities with a maturity equivalent to the expected exercise term of the stock option. The inputs to the valuation of phantom options are observable in the market, and as such are classified as Level 2 in the fair value hierarchy. The Company accounts for forfeitures of share-based awards as the occur.

7

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Continued)

Foreign Currency Translation and Transactions - The Company’s functional currency is the Moroccan dirham (“MAD”), and its presentation currency is the United States Dollar (“USD”). The functional currency is translated into U.S. dollars for balance sheet accounts using currency exchange rates in effect as of the balance sheet date, and for revenue and expense accounts using a weighted-average exchange rate during the fiscal year. The transactions in foreign currency (that is a different currency than the functional currency of the entity) are converted at the exchange rate prevailing to the date of the transaction. The assets and liabilities denominated in foreign currencies are evaluated in the current period on the date of the closing or at the opening rate, when applicable. The translation adjustments are deferred as a separate component of equity in “Accumulated other comprehensive income”. Gains or losses resulting from transactions denominated in foreign currencies and intercompany debt that is not of a long-term investment nature are included in (Gain) loss on foreign currency exchange in the consolidated statements of operations and comprehensive loss.

Credit Risk – Financial instruments potentially subject to concentration of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. At times during the periods presented, the Company had funds in excess of Deposit Insurance programs in Morocco, on deposit at various financial institutions. Management believes the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held.

Foreign currency forward contracts –The Company is exposed to foreign currency exchange rate fluctuations in the normal course of its business, which the Company at times manages through the use of foreign currency forward contracts. The Company has entered into foreign currency forward contracts and accounts for these instruments in accordance with ASC Topic 815, “Derivatives and Hedging,” which establishes accounting and reporting standards requiring that derivative instruments be recorded on the balance sheet as either an asset or liability measured at fair value. The Company’s foreign currency contracts are not designated as hedging instruments under ASC 815; accordingly, changes in the fair value are recorded in current period earnings. For more information, refer to Note 13 - Foreign currency forward contracts.

Fair Value Measurements – The Company follows the guidance in accounting standards codification (“ASC”) 820, “Fair Value Measurement,” for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period. The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities).

The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used to value the assets and liabilities:

-	Level 1: Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

-	Level 2: Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

-	Level 3: Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The Company’s financial instruments include cash equivalents, accounts receivable from customers, other receivables, prepaid expenses and other current assets, accounts payable and accrued liabilities, all of which are typically short-term in nature. The Company believes that the carrying amounts of these financial instruments reasonably approximate their fair values due to their short-term nature.

The Company measures the derivative liability / asset related to foreign currency forward contracts at fair value on a recurring basis. Refer to Note 13 – Foreign currency forward contracts.

8

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Continued)

The Company measures the contingent consideration liability at fair value on a recurring basis beginning June 9, 2022 (the date of closing of the Business Combination) and December 31, 2022, and June 30, 2023. Refer to Note 14 – Contingent Consideration Liability for further information.

Emerging Growth Company Status – the Company is an emerging growth company (“EGC”), as defined in the Jumpstart Our Business Startups Act (“JOBS Act”). Under the JOBS Act, EGCs can delay adopting new or revised accounting standards issued until such time as those standards apply to private companies. The Company has elected to use this extended transition period. In providing this relief, the JOBS Act does not preclude the Company from adopting a new or revised accounting standard earlier than the time that such standard applies to private companies. The Company will continue to use this relief until the earlier of the date that it (a) is no longer an emerging growth company or (b) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act.

Reclassifications – Certain prior period amounts have been reclassified to conform to the current period presentation.

Liquidity and going concern - We incurred losses and had an accumulated deficit of $111,300 and $102,678 on June 30, 2023, and December 31, 2022, respectively. Historically, the Company’s primary sources of liquidity have been cash and cash equivalents, cash flows from operations (when available), and cash flows from financing activities, including funding under credit agreements.

The Company believes that cash on hand, as well as cash from operations and proceeds from extended credit lines will provide sufficient liquidity to fund operations for at least one year after the date the financial statements are issued. This projection is based on the Company’s current expectations regarding product sales, cost structure, cash burn rate and other operating assumptions.

3. RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

No accounting pronouncements issued or effective during the six months ended June 30, 2023 has had or is expected to have a material impact on the condensed consolidated financial statements.

4. LEASES

The Company has operating leases for real estate and vehicles. The Company has finance leases for equipment and construction land space. Leases are classified as finance leases because ownership of the underlying assets transfers at the end the lease term. Remaining lease terms for these leases range from less than one year to six years.

The Company does not record leases with a term of 12 months or less on the balance sheet.

9

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Continued)

Supplemental balance sheet information related to leases was as follows:

		June 30,	December 31,
	Balance Sheet	2023	2022
	Classification	(in thousands)
Assets
Operating leases	Right-of-use assets	$3,036	$1,816
Finance leases	Right-of-use assets	9,149	8,614
Total assets		$12,185	$10,430

Liabilities
Current liabilities
Operating leases	Current portion of long-term debt	$1,507	$621
Finance leases	Current portion of long-term debt	642	1,380
Total current liabilities		2,149	2,001
Noncurrent liabilities
Operating leases	Long-term debt	970	665
Finance leases	Long-term debt	370	235
Total noncurrent liabilities		1,340	900
Total liabilities		$3,489	$2,901

Right-of-use assets and their corresponding lease liabilities are measured and recognized based on the present value of the future minimum lease payments over the lease term at the commencement date.

Discount Rates

For the majority of its leases, the Company uses the rate implicit in the lease. For leases without an implicit rate, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of future payments for those leases.

The weighted-average discount rates for the Company’s leases were as follows:

	June 30,	December 31,
	2023	2022
Operating leases	5.0%	5.0%
Finance leases	3.8%	6.1%

Lease Payments

The Company includes lease payments under options to extend or terminate the lease in the measurement of the right-of-use asset and lease liability when it is reasonably certain that it will exercise such options. Fixed lease costs represent the explicitly quantified lease payments prescribed by the lease agreement and are included in the measurement of the right-of-use asset and corresponding lease liability.

The weighted-average remaining lease term of the Company’s leases were as follows:

	June 30,	December 31,
	2023	2022
Operating leases	5.3 years	6.4 years
Finance leases	0.8 years	0.8 years

10

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Continued)

The components of lease expense for the six months ended June 30, 2023 and 2022 were as follows:

	June 30,
	2023	2022
	(in thousands)
Operating lease cost	$246	$342
Finance lease cost:
Amortization of right-of-use assets	242	214
Interest on lease liabilities	36	157
Total lease cost	$524	$713

As of June 30, 2023, future maturities of lease liabilities were as follows:

	Operating Leases	Finance Leases
	(in thousands)
Remainder of 2023	$344	$681
2024	622	229
2025	495	103
2026	464	83
2027	447	65
Thereafter	428	19
Total lease payments	2,800	1,180
Less: Interest	(323)	(168)
Present value of lease liabilities	$2,477	$1,012

11

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Continued)

Other information related to leases for the six months ended June 30, 2023 and 2022 were as follows:

	June 30,
	2023	2022
	(in thousands)
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used for operating leases	$246	$342
Operating cash flows for finance leases	$242	$214
Financing cash flows for finance leases	$36	$157

5. ACCOUNTS RECEIVABLE

The gross and realizable value of accounts receivable are detailed as follows:

	June 30,	December 31,
	2023	2022
	(in thousands)
Accounts receivable	$45,721	$44,925
Allowance for credit losses	(15,277)	(14,067)
Total	$30,444	$30,858

Changes in allowances for credit losses consisted of:

Allowance for
Credit Losses
(in thousands)
Balance at December 31, 2021	$(15,737)
Current period provision for expected credit losses	(150)
Foreign currency exchange adjustments	1,820
Balance at December 31, 2022	$(14,067)
Current period provision for expected credit losses	(413)
Foreign currency exchange adjustments	(797)
Balance at June 30, 2023	$(15,277)

6. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of:

	June 30,	December 31,
	2023	2022
	(in thousands)
Value-added tax receivable	$933	$602
Prepaid income taxes	1,307	1,763
Advances to suppliers	4,792	4,000
Prepaid expenses	1,352	1,445
Insurance recoveries	4,971	4,708
Other current assets	3,185	3,827
Total	$16,540	$16,345

12

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Continued)

7. INVENTORIES, NET

Inventories, net, are detailed as follows:

	June 30,	December 31,
	2023	2022
	(in thousands)
Merchandise	$1,004	$825
Raw materials and consumable supplies	60,133	21,537
Finished Goods	5,334	4,856
Total	$66,471	$27,218

The Company has no inventory reserves as of June 30, 2023, and December 31, 2022.

8. PROPERTY, PLANT AND EQUIPMENT

	June 30,	December 31,
	2023	2022
	(in thousands)
Land	$25,321	$23,988
Buildings	58,517	55,542
Machinery and equipment	55,471	51,374
Assets in progress	10,968	8,458
Others	9,224	8,679
Total	159,500	148,041
Less accumulated depreciation	(52,073)	(47,514)
Total	$107,427	$100,527

Depreciation expense was $2,009 and $2,185 for the six months ended June 2023 and 2022, respectively, included in cost of sales in the in the condensed consolidated statements of operations and comprehensive loss.

9. GOODWILL AND OTHER INTANGIBLE ASSETS

In connection with the establishment of reporting segments for each reporting period, the Company allocated goodwill between reporting units using a relative fair value allocation approach.

Goodwill on the balance sheet resulted from the acquisition of wholly owned subsidiaries, the Tria Group and Maymouna Food Group, in 2015 and the acquisitions completed in 2021. The Company performed the annual impairment assessment as of December 31, 2022, which did not result in impairment losses.

Changes in the carrying amount of goodwill allocated to its reporting units for the six months ended June 30, 2023, and the year ended December 31, 2022, are as follows:

	Soft	Durum	Couscous
	Wheat	Wheat	and Pasta	Total
	(in thousands)
Balance at December 31, 2021	$35,194	$7,355	$9,022	$51,571
Foreign currency exchange adjustments	(3,784)	(848)	(1,041)	(5,673)
Balance at December 31, 2022	$31,410	$6,507	$7,981	$45,898
Foreign currency exchange adjustments	1,591	363	446	2,400
Balance at June 30, 2023	$33,001	$6,870	$8,427	$48,298

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FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Continued)

Changes in the carrying amount of intangible assets for the six months ended June 30, 2023, and the year ended December 31, 2022, are as follows:

	Trade	Customer	Other	Total Intangible
	names	relationships	intangibles	Assets
	(in thousands)
Balance at December 31, 2021	$1,011	$2,041	$923	$3,975
Acquisitions	-	-	262	262
Amortization	-	(90)	(53)	(143)
Foreign currency exchange adjustments	(84)	(155)	(132)	(371)
Balance at December 31, 2022	$927	$1,796	$1,000	$3,723
Acquisitions	-	-	71	71
Amortization	-	(36)	(32)	(68)
Foreign currency exchange adjustments	28	47	66	141
Balance at June 30, 2023	$955	$1,807	$1,105	$3,867

As of June 30, 2023, the weighted-average remaining amortization period for intangibles other than goodwill is 10.6 years and future intangible amortization is expected to total the following:

(in thousands)
Remainder of 2023	$256
2024	256
2025	256
2026	256
2027	256
Thereafter	1,632
Total amortization	$2,912

10. ACCRUED EXPENSES

Accrued expenses consist of:

	June 30,	December 31,
	2023	2022
	(in thousands)
Consideration payable to selling stockholder	$8,517	$8,200
Accrued government taxes	5,825	5,517
Accrued interest	2,044	3,781
Accrued salaries and benefits	729	600
Accruals to social agencies	540	664
Other accrued expenses	226	212
Total	$17,881	$18,974

11. LINES OF CREDIT

Lines of Credit – working capital

The Company has entered into unsecured revolving credit agreements with several financial institutions to fund working capital requirements (“WC Lines of Credit”). The WC Lines of Credit provide the Company with the ability to borrow funds under consolidated lines of credit of up to approximately $51,000. Interest rates range from 5.6% to 7.5%. The WC Lines of Credit renew automatically on an annual basis. The Company and certain of its subsidiaries are borrowers under the WC Lines of Credit, and their obligations are cross guaranteed by certain other subsidiaries.

14

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Continued)

Lines of Credit – wheat inventories

The Company has entered into credit agreements with several financial institutions for asset-based credit facilities in order to fund wheat raw material purchases (“Wheat Credit Facilities”). The Wheat Credit Facilities provide the ability to borrow funds under consolidated lines of credit of up to approximately $166,000, subject to certain borrowing base criteria. The Wheat Credit Facilities are secured by the Company’s inventory. Interest rates range from 1.4% to 7.5% per annum. The Wheat Credit Facilities must be renewed on a semi-annual basis. The Company and certain of its subsidiaries are borrowers under the Wheat Credit Facilities, and their obligations are cross guaranteed by certain other subsidiaries.

12. LONG-TERM DEBT

The long-term debt of is presented as follows:

	June 30,	December 31,
	2023	2022
	(in thousands)
Loans	$11,779	$12,344
Leases	3,489	2,901
Total outstanding debt	15,268	15,245
Less current portion	(6,031)	(5,417)
Total long-term debt	$9,237	$9,828

The term loans and other financial liabilities are evaluated according to the amortized cost method using the effective interest rate of the loan. The loan issuance costs and premiums are determined at inception and are amortized over the useful life of the loan via the effective interest rate.

Term Loans

The Company maintains term loans with several financial institutions (the “Term Loans”). The Term Loans are unsecured and have fixed monthly payments ranging from approximately $66 to $368. Interest on the Term Loans range from 5.5%-7.5% per annum. The Term Loans mature through 2034.

Lease Obligations

The Company owes $3,489 and $2,901 related to its leases as of June 30, 2023 and December 31, 2022, respectively. Lease obligations are payable in monthly installments of principal and interest and are collateralized by the related assets financed. Refer to Note 4 for additional information regarding the Company’s leases.

The scheduled maturities of outstanding debt as of June 30, 2023, are as follows:

(in thousands)
Remainder of 2023	$3,268
2024	3,831
2025	2,799
2026	2,331
2027	1,728
Thereafter	1,311
Total outstanding debt	$15,268

13. FOREIGN CURRENCY FORWARD CONTRACTS

Our global operations require active participation in foreign exchange markets. From the beginning of 2023, the Company entered into foreign currency forward contracts to reduce the risk arising from foreign exchange rate fluctuations.

We do not utilize hedge accounting and as such value open foreign currency forward contracts at fair value with the change in unrealized gain or loss recorded in “Change in fair value of derivatives and contingent consideration” on the Company’s consolidated statements of operations.

15

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Continued)

The Company had 58 foreign currency forward contracts outstanding as of June 30, 2023, with a notional value of $31.6 million and €32.4 million ($35.2 million), respectively. All of these contracts will expire by December 31, 2023. These instruments are typically short term in duration and as such are presented within current liabilities.

Foreign currency forward contracts are marked-to-market based on the difference between the forward rate and the exchange rate as of the reporting period; thus, the Company measures the fair value of these contracts under a Level 2 input.

The foreign currency forward contract liabilities totaled $1,614 at June 30, 2023. The Company recorded a loss on foreign exchange forward contracts of $1,614 for the six months ended June 30, 2023.

14. CONTINGENT CONSIDERATION LIABILITY

In accordance with the terms of the Business Combination Agreement, the Company will pay to the Seller 20% of any cash proceeds received by Company before the five-year anniversary of the Closing resulting from the exercise of Company Warrants outstanding as of the Signing Date.

The contingent consideration liability is included in “Contingent consideration liability” on the consolidated balance sheet. Changes in the fair value of the liability are included in “Change in fair value of derivatives and contingent consideration” on the Consolidated Statements of Operations.

The Company utilized a probability weighted scenario-based model under level 3 to determine the fair value of the contingent consideration. Based on this valuation model, the Company determined the fair value of the contingent consideration to be $1,308 as of the Closing date and $1,268 as of June 30, 2023. The assumptions used in the analysis are inherently subjective; therefore, the ultimate amount of the liability may differ materially from the current estimate.

The significant unobservable inputs used in the fair value measurement of the contingent consideration liability are measures of the estimated payouts over a five-year period based on internally generated financial projections on a probability-weighted basis and a discount rate which was in a range of 4.49% to 5.47% with a weighted average of 4.94% as of June 30, 2023.

The following table presents a summary of the changes in the fair value of the contingent consideration liability:

(in thousands)
June 9, 2022	$1,308
Change in fair value	(48)
December 31, 2022	$1,260
Change in fair value	8
June 30, 2023	$1,268

15. INCOME TAXES

The following table presents the components of the six months ended June 30, 2023 and 2022 provision for income taxes:

	2023	2022
Current	$522	$1,366
Deferred	124	239
Total income tax (benefit) expense	$646	$1,605

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FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Continued)

The Company’s effective tax rate was -8% and -21% for the six months ended June 30, 2023, and 2022, respectively. The effective tax rate was lower than the Moroccan statutory rate primarily due to unrecognized tax losses and the minimum contribution due to the Moroccan tax authorities levied on turnover and other specific revenue.

During the six months ended as of June 30, 2023, and the year ended December 31, 2022, the Company has $12,313 and $12,021, respectively, as net operating losses that begin to expire within four years.

In assessing the realizability of these deferred tax assets, management considers whether it is more-likely-than-not that some portion or all the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in those periods in which temporary differences become deductible and/or net operating loss carryforwards can be utilized. The Company considers the level of historical taxable income, scheduled reversal of temporary differences, tax planning strategies, and projected future taxable income in determining whether a valuation allowance is warranted. The Company maintained a valuation allowance for all losses to be carried forward indefinitely.

16. STOCKHOLDERS’ EQUITY

Capital stock

Preferred Shares - The Company is authorized to issue 1,000,000 Preferred Shares with a par value of $.001 per share. The authorized Preferred Shares will be available for issuance by the Board upon the passing of an ordinary resolution of the holders of the ordinary shares. The ordinary resolutions of the stockholders of the Company will stipulate the powers, preferences and relative, participating, optional and other rights or special rights, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as well as any restrictions, of the class of preferred shares as a whole, which has not yet been determined.

Ordinary Shares - The Company is authorized to issue 100,000,000 Ordinary Shares with a par value of $.001 per share. As of June 30, 2023, a total of 26,879,202 ordinary shares were issued and outstanding. In the event of the liquidation of the Company, after satisfaction of liabilities to creditors, the assets will be distributed to the holders of the ordinary shares in the Company in proportion to their respective shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of preferred shares with preferential rights that may be authorized by ordinary resolution in the future. The holders of ordinary shares have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the ordinary shares. The rights, preferences, and privileges of holders of the ordinary shares may be subject to those of the holders of any preferred shares the Company may issue in the future.

Class Z non-redeemable and non-convertible ordinary shares - The Company is authorized to issue 30,000,000 Class Z non-redeemable and non-convertible ordinary shares (“Class Z Ordinary Shares”) with a par value of $0.001 per share. As of June 30, 2023 and December 31, 2022, the Company had - and 29,999,990 Class Z Ordinary Shares issued and outstanding, respectively. In the event of the liquidation of New Forafric, after satisfaction of liabilities to creditors, the assets of New Forafric will be distributed to the holders of all classes of issued shares in New Forafric pari passu in proportion to their respective shareholdings. Prior to the allotment and issue of any ordinary shares, the holder of Class Z non-redeemable and non-convertible ordinary shares shall be entitled to the surplus assets of New Forafric that are available for distribution. Following the allotment and issue of any ordinary shares, the holder of Class Z non-redeemable and non-convertible ordinary shares shall only be entitled, on a pro rata basis and pari passu with the holders of all other shares in new Forafric, only the paid-up capital on the Class Z non-redeemable and non-convertible ordinary shares and shall not be entitled to any surplus assets of New Forafric available for distribution. The holders of Class Z non-redeemable and non-convertible ordinary shares have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Class Z non-redeemable and non-convertible ordinary shares. The rights, preferences and privileges of holders of the Class Z non-redeemable and non-convertible ordinary shares may be subject to those of the holders of any Preferred Shares New Forafric may issue in the future.

Warrants

Public Warrants - There were 11,461,120 and 11,461,220 public warrants outstanding at June 30, 2023 and December 31, 2022, respectively. Each public redeemable warrant entitles the registered holder to purchase one ordinary share at a price of $11.50 per share. The Company may call the outstanding public warrants for redemption in whole and not in part, at a price of $0.01 per warrant:

-	at any time while the warrants are exercisable;
-	upon not less than 30 days’ prior written notice of redemption to each warrant holder;
-	if, and only if, the reported last sale price of the Ordinary Share equals or exceeds $16.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations), for any 20 trading days within a 30-day trading period ending on the third business day prior to the notice of redemption to warrant holders, and
-	if, and only if, there is a current registration statement in effect with respect to the Ordinary Share underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

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FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Continued)

If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws. If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement.

Private Warrants - At June 30, 2023 and December 31, 2022, there were 4,289,722 private warrants outstanding. Each private warrant entitles the registered holder to purchase one ordinary share at a price of $11.50 per share.

Stockholder Earn-Out Rights

As a part of the Business Combination consideration, the selling stockholder shall be entitled to receive, as additional consideration, and without any action on behalf of the Company or the Company’s stockholders, additional ordinary shares (the “Earnout Shares”), to be issued as follows during the period from and after the Closing until the end of calendar year 2024 (A) 500,000 Earnout Shares, if, during calendar year 2022, Adjusted EBITDA (as defined in the Business Combination Agreement) of the Company is equal to or greater than $27 million, (B) 500,000 Earnout Shares, if, during calendar year 2023, Adjusted EBITDA of the Company is equal to or greater than $33 million, and (C) 1,000,000 Earnout Shares, if, during calendar year 2024, the Buyer Trading Price (as defined in the Business Combination Agreement) during the standard market trading hours of a trading day is greater than or equal to $16.50 for any 20 trading days within any period of 30 consecutive trading days. As of June 31, 2023, there have been no Earnout Shares issued.

The Earnout have been deemed financial instruments to be issued upon the occurrence of contingent earn out provisions. The Earnout Shares are accounted for under ASC Topic 815-40, “Derivatives and Hedging”, pursuant to which the Earnout Shares are considered to be indexed to the Company’s own stock and therefore will be classified as equity instruments.

17. EQUITY INCENTIVE PLAN

In connection with the Business Combination, the Stockholders of the Company considered and approved the Forafric 2022 Long Term Employee Share Incentive Plan (the “Equity Incentive Plan”) which provides for the grant of awards, consisting of nominal cost options or phantom options to employees, directors and consultants of the Company or any of its subsidiaries. The maximum number of shares which may be the subject of awards under the Equity Incentive Plan may not exceed 10% of the issued share capital of the Company from time to time and the maximum number of shares reserved and available for issuance shall not exceed 2,645,684. No award can be exercised after the tenth anniversary of the date of grant. With the exception of certain special circumstances, an award can only be exercised while the award holder is employed or engaged by the Company or any of its subsidiaries. Subject to certain provisions, a vested award may be exercised in whole or in part at any time after its date of grant.

The following table summarizes all stock option activity for the period ended June 30, 2023:

	Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (thousands)
Outstanding as of December 31, 2022	-	$-	-	$-
Granted	64,705	0.001	9.88	712
Exercised	-	-	-	-
Forfeited/Expired	-	-	-	-
Outstanding as of June 30, 2023	64,705	$0.001	9.88	$712
Exercisable as of June 30, 2023	-	$-	-	$-

The weighted-average grant-date fair value of options granted during the period ended June 30, 2023, was $10.99.

18

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Continued)

As of June 30, 2023, the unrecognized compensation expense associated with the stock options is $712 and it will be recognized over 30 months from the end of June 30, 2023.

The grant date fair value of the stock options was estimated using the following assumptions:

Expected term	5 years
Volatility	3.52%
Expected dividend yield	0.00%
Risk-free interest rate	62.39%

The following table summarizes the phantom option activity for the period ended June 30, 2023:

	Phantom Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (thousands)
Outstanding as of December 31, 2022	-	$-	-	$-
Granted	53,613	0.001	9.89	588
Exercised	-	-	-	-
Forfeited/Expired	-	-	-	-
Outstanding as of June 30, 2023	53,613	$0.001	9.89	$588
Exercisable as of June 30, 2023	-	$-	-	$-

The weighted-average fair value of the phantom stock options for the period ended June 30, 2023 was $10.97. The liability for outstanding phantom stock options as of June 30, 2023 was $27 and is included in other liabilities in the consolidated balance sheet.

As of June 30, 2023, the unrecognized compensation expense associated with the phantom options is $561 and it will be recognized over 30 months from the end of June 30, 2023.

The fair value of the phantom options at June 30, 2023 was estimated using the following assumptions:

Expected term	5 years
Volatility	4.13%
Expected dividend yield	0.00%
Risk-free interest rate	61.74%

18. EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income by the number of weighted average ordinary shares outstanding during the reporting period. The Company’s weighted average number of shares outstanding used in calculating earnings per share are 26,879,114 and 21,566,289 for the periods ended June 30, 2023 and 2022, respectively. Because there was no activity to cause dilution in the weighted average ordinary shares, basic and diluted earnings per share are disclosed together in each of the reporting periods.

The computation of diluted loss per share excludes the effect of earnout and option shares and warrants to purchase the Company’s shares because their inclusion would be anti-dilutive.

19. COMMITMENTS AND CONTINGENCIES

Since February 2022, the quantity of soft wheat available on the international market has decreased by 35% due to the ongoing war in Ukraine, causing the price of raw materials to increase. Despite this situation, we have not had any shortages on raw materials, and do not project to have any issuing fulfilling future orders. We have no firm and irrevocable commitments that will be affected by the war in Ukraine, and we will continue to assess the impact the war may have on our business.

The Company entered into a five-year supply agreement with Millcorp Geneva SA (“Millcorp”), pursuant to which the Company is obligated to obtain at least 80% of the Company’s annual requirements of common wheat, durum wheat, or any other cereal, from Millcorp. The agreement expired on March 31, 2023 and was subsequently amended to extend through March 2026. Millcorp is currently providing 100% of the Company’s imported grain needs. The purchases incurred were $97,641, $126,065, and $90,302 for the periods ended June 30, 2023, 2022, and 2021, respectively.

The Company has commitments with banks to finance its operating activities. The Company has provided collateral and mortgages to banks of $25,464 as of June 30, 2023 and December 31, 2022.

19

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Continued)

From time to time the Company is involved in litigation incidental to the conduct of its business. These matters may relate to employment and labor claims, patent and intellectual property claims, claims of alleged non-compliance with contract provisions and claims related to alleged violations of laws and regulations. When applicable, the Company records accruals for contingencies when it is probable that a liability will be incurred, and the amount of loss can be reasonably estimated. Defense costs are expensed as incurred and are included in professional fees. While the outcome of lawsuits and other proceedings against the Company cannot be predicted with certainty, in the opinion of management, individually or in the aggregate, no such lawsuits and other proceedings had or are expected to have a material effect on the consolidated financial statements at June 30, 2023.

During 2022, we incurred expenses and losses of $4,708 related to damages caused by the non-conforming quality of imported wheat. Our insurance policies provide coverage and reimbursement for expenses and costs that have been incurred relating to the damages and losses suffered. We are currently working closely with our claims adjusters to ascertain the amount of insurance recoveries due to us. Independent experts have confirmed the damages for the Company in presence of the insurance company. The amounts due to us are accounted as “Insurance recoveries” within current assets– Refer to the note 6, Prepaid expenses and other current assets.

20. SEGMENT INFORMATION

The Company manages operations on a company-wide basis, thereby making determinations as to the allocation of resources in total rather than on a segment-level basis. The Company has designated reportable segments based on how management views its business. The Company does not segregate assets between segments for internal reporting. Therefore, asset-related information has not been presented. The reportable segments, as presented below, are consistent with the manner in which the Company reports its results to the Chief Operating Decision Maker (“CODM”).

The principal products that comprise each segment are as follows:

Soft Wheat – The Soft Wheat segment includes the production and sale of soft wheat yielding flour that is used to make desserts and sauces.

Durum Wheat - The Durum Wheat segment includes the production and sale of hard wheat yielding flour that is used to make pasta.

Couscous and Pasta – The Couscous and Pasta segment includes the secondary processing of products including couscous and pasta sold to end customers.

The Company evaluates the performance of its segments based on sales and operating income. Operating income is defined as gross profit less sales & marketing costs, direct selling, general, and administrative expenses, and other operating expenses. The amounts in the following tables are obtained from reports used by senior management and do not include income taxes. Other expenses not allocated include unallocated corporate expenses (other operating expenses).

Financial information relating to the Company’s reportable segments is as follows:

	Six months ended June 30,
	2023	2022
	(in thousands)
Sales to external customers:
Soft Wheat	$105,386	$115,856
Durum Wheat	25,347	22,316
Couscous & Pasta	14,883	16,820
Total	$145,616	$154,992
Direct Operating (loss) income:
Soft Wheat	$(187)	$2,884
Durum Wheat	(225)	(653)
Couscous & Pasta	(965)	(1,816)
Operating (loss) income	$(1,377)	$415

20

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Continued)

Geographic Information — The Company had net sales from customers outside of Morocco of approximately 11.4% (8.4% in Mali, 1.2% in Burkina and 1.8% in other countries) of total consolidated net sales from continuing operations for the six months ended June 30, 2023. Net sales are determined based on the customer destination where the products are shipped.

Long-lived assets consist of net property, plant, and equipment. The geographic location of long-lived assets is as follows:

	June 30,	December 31,
	2023	2022
	(in thousands)
Morocco	$86,689	$79,125
Burkina	8,908	8,793
Mali	6,922	6,732
Angola	4,428	5,391
Other	480	486
Total	$107,427	$100,527

21. RELATED PARTIES

The following discussion summarizes activity between the Company and related parties.

In 2015, the Company entered into a building lease agreement for the headquarters of Forafric Maroc, a wholly owned subsidiary, with a lease term through 2024. The Company’s Parent owns 100% of the company that owns the building. Total rent is approximately $420 per year.

Millcorp provides 100% of the imported grain to the Company. The purchases incurred were $97,641 and $126,065 for the periods ended June 30, 2023 and 2022, respectively. Effective on April 1, 2023, the Company amended its supply agreement with Millcorp to extend through March 2026.

The Company’s amounts due from related parties were $2,444 and $2,366 as of June 30, 2023, and December 31, 2022, respectively.

The Company’s amounts due to related parties were $1,399 and $1,801 as of June 30, 2023, and December 31, 2022, respectively.

The Company has not entered into any significant transactions with other related parties.

22. SUBSEQUENT EVENTS

In preparing the consolidated financial statements through the June 30, 2023, the Company has evaluated subsequent events for recognition and disclosure through December 12, 2023, the date that these consolidated financial statements and accompanying notes were available for issuance.

In July 2023, the Company completed a share purchase acquisition of Société Industrielle de Minoterie du Sud (“SIMS”), a soft wheat milling company with primary operations in Marrakesh. By way of the acquisition, the Company acquired a 90% stake in this company as part of its strategy to double crushing capacity in Morocco over that next two years.

The Company acquired SIMS for approximately $1.0 million and the assumption of SIMS’ outstanding debt. The transaction closed on July 26th, 2023, and has received all regulatory approvals.

21